Notice of Exempt Solicitation

NAME OF REGISTRANT: Alphabet Inc.

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2020 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 26th, 2021

Dear Alphabet Inc. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 5 on the proxy card, which asks our Company to provide a report regarding the nomination of a board member with civil/human expertise. The proposal makes the following request:

RESOLVED: Shareholders request that Alphabet’s Board of Directors nominate for the next Board election at least one candidate who:

•	has a high level of human and/or civil rights expertise and experience and is widely recognized as such, as reasonably determined by Alphabet’s Board, and
•	will qualify as an independent director within the listing standards of the New York Stock Exchange.

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Alphabet’s track record on civil and human rights issues has been poor. Ample evidence suggests Alphabet’s business practices increasingly threaten civil and human rights globally. And despite some improvements around civil and human rights policy, poor enforcement of existing policies demonstrates Alphabet’s oversight is failing.

2.	Alphabet’s YouTube and Google have become targets of global scrutiny from lawmakers, academics, civil and human rights groups, and the press due to the way that these platforms appear to profit from the proliferation of civil and human rights abuses online. Alphabet’s growing proximity to civil and human rights abuses poses reputational, legal, regulatory and business risk for the company and its shareholders.

3.	Alphabet’s business model often prioritizes consumers’ attention over the protection of civil and human rights. YouTube and Google’s ability to attract views — and therefore advertising dollars— is often linked to its role in steering consumers toward racist, violent, discriminatory, rights-violating, or disinformation content. Shareholders are concerned that Alphabet’s business practices are most negatively impacting Black, Indigenous, and People of Color (BIPOC) communities worldwide, while also threatening democracy.

4.	Board oversight of civil and human rights concerns is inadequate due to lack of expertise. Current board directors, including on the Audit and Compliance Committee — which is newly responsible for civil and human rights oversight — do not appear to have expertise or experience in civil or human rights.

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The Board’s Statement of Opposition:

In its statement of opposition to this proposal, the board argues that a “myriad of skills” is needed for an ideal board candidate, including human and civil rights expertise—but does not cite any such expertise on the board. At the same time, the board acknowledges how broadly human and civil rights impact Alphabet’s operations, how much work is underway, and how much more work is needed, which is exactly why the proponent believes a board member with such expertise is necessary to steward business strategy.  Moreover, the statement implies that a director with expertise in corporate governances, academic, or philanthropic matters could sufficiently oversee civil and human rights concerns, which the proponent suggests is not supported by recent history.

•	Lack of Board Civil and Human Rights Expertise: As acknowledged in the board’s opposition statement, Alphabet made some recent improvements to increase its focus on human rights, however, shareholders believe those improvements are inadequate:

In 2020, the Board amended the charter of the Audit and Compliance Committee to explicitly include oversight of civil and human rights issues. However, the significant evidence outlined in this memo demonstrates that even stronger action and oversight around civil and human rights issues is still needed, including appointing to the board at least one director with established civil and human rights expertise.

Current members of the Audit and Compliance Committee (Ann Mather; Roger W. Ferguson, Jr.; Alan R. Mulally) do not appear from the biographical information published by the company to have experience or expertise in civil and human rights. While the amendment to the Committee charter is a positive step, it is unclear to shareholders whether the members of the Committee tasked with overseeing civil and human rights have any qualifications that would make them capable of effectively overseeing this increasingly critical area of governance as directed by their charter. No other members of Alphabet’s board appear to have demonstrated experience advocating for and protecting civil and human rights. The addition of a new director with such skills, as supported by this shareholder resolution, would support Alphabet in ensuring that its Audit and Compliance Committee is properly equipped to carry out the work outlined in its charter.

Shareholders also note the establishment of a Human Rights Executive Council (HREC) “to provide oversight and guidance to our Human Rights Program on global human rights and domestic civil rights in the U.S.” Again, while this is a positive step, human rights cannot be relegated to one program or network, nor reliant on external expertise; instead, civil and human rights oversight must become core to the company’s overall governance approach including at the board level. This shareholder proposal provides an opportunity for the board to equip the company with the expertise it needs to govern civil and human rights throughout board-level business decision making.

Due to the increasingly apparent ties between the company’s business model and threats to civil and human rights, shareholders see civil and human rights as a core governance issue that can only be effectively addressed if board members with human and civil rights expertise are positioned to steward company decisions.

Legal, Financial, and Reputational Risk: Available recent evidence cited below strongly suggests that the governance model at Alphabet has not worked in the past and is not working today, exposing the Company to legal, financial and reputational risk. The public record demonstrates a need for greater expertise and oversight on civil and human rights issues at the highest levels of the company - i.e., its Board of Directors.

1.	Racial Bias: Civil rights advocates have criticized Alphabet for failing to address hate speech that targets communities of color and marginalized groups. YouTube launched a 100 million dollar fund for black creators, yet the New York Times reports YouTube has been “successfully weaponized by racists...to undermine Black Lives Matter.”

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The company faces a class action lawsuit from black creators alleging Alphabet’s YouTube violated laws intended to prevent racial discrimination by using an artificial intelligence system rife with “digital racism.”

In 2019, employees — Googlers for Human Rights — petitioned Google not to support United States Customs and Border Protection, Immigration and Customs Enforcement, or the Office of Refugee Resettlement “until these agencies stop engaging in human rights abuses,” comparing Google’s role to IBM’s enabling Nazis during the Holocaust.

2.	Dangerous Advertising Practices: One of the most critical civil and human rights issues at Google stems from the company’s troublesome targeted advertising policies and practices. In addition to ongoing legal cases, Alphabet faces regulatory risk due to potentially discriminatory products, or customer use of Alphabet products to carry out discrimination.

a.	Racial/Gender Discrimination: In 2020, The Markup alleged that Google’s ad targeting system was reinforcing racism and misogyny against people of color — the same problem that had been flagged in its search engine eight years prior — reporting:

“Google’s Keywords Planner, which helps advertisers choose which search terms to associate with their ads, offered hundreds of keyword suggestions related to “Black girls,” “Latina girls,” and “Asian Girls”—the majority of them pornographic, The Markup found in its research. Searches in the keyword planner for “boys” of those same ethnicities also primarily returned suggestions related to pornography. Searches for “White girls” and “White boys,” however, returned no suggested terms at all. These findings indicate that, until The Markup brought it to the company’s attention, Google’s systems contained a racial bias that equated people of color with objectified sexualization while exempting White people from any associations whatsoever. ...Eight years ago, Google was publicly shamed for this exact same problem in its flagship search engine.”

b.	Radicalization of Users: YouTube and Google’s ability to attract views — and therefore advertising dollars— is often linked to its role in steering consumers toward racist, violent, discriminatory, rights-violating or disinformation content.

i.	White Supremacy & Anti-Muslim Propaganda: In 2020, researchers found that YouTube radicalized people by encouraging them to watch videos espousing extreme far-right ideologies. A 2019 report by the racial justice group Action Center on Race & the Economy says “Google-owned YouTube plays a key role in exposing young people to white supremacist ideology and anti-Muslim propaganda...For example, searching for the word ‘refugees’ on YouTube, leads users to the channels of prominent anti-Muslim influencers.” The report cites sociologist Zeynep Tufekci in saying: “YouTube leads viewers down a rabbit hole of extremism, while Google racks up the ad sales.”

c.	Propagating Disinformation: The COVID-19 pandemic has only made it more apparent that YouTube’s and Google’s approach to attracting advertising dollars can result in the spread of dangerous misinformation and disinformation that impacts global public health.

i.	COVID Conspiracy Theories: Bloomberg reported on a July 2020 study by the Global Disinformation Index (GDI) estimating that Google would “provide $19 million, or $3 out of every $4 that the misinformation sites get in ad revenue” to “websites spreading misinformation about Covid-19 this year.” Although Google disputed the study’s predictions, a June Bloomberg article cited GDI research which found that Google was generating ad revenue for conspiracy theorists — including, in at least one instance, by running ads featuring a user it had already banned. GDI found that Google placed ads on 84% of stories on 49 websites proliferating virus disinformation, and a Google spokesperson said none of the flagged sites violated company policies.

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In May 2020, YouTube banned a user, who had long been posting anti-Semitic content, over posts containing coronavirus disinformation. However, over the previous 10-years before his ban, YouTube had promoted the man’s videos about a billion times.

ii.	COVID Stimulus Payment Scam: In June 2020, the Tech Transparency Project found that Google was helping credit card scammers, personal data scammers, and others seeking to exploit people searching for information about government stimulus payments, although many of the advertisements appeared to violate Google’s policies.

3.	Propagating Violence:

a.	Christchurch: The Christchurch terrorist attack in New Zealand, broadcast on YouTube, led to a global call to limit the spread of extremist content. Prime Minister Jacinda Ardern said: “We cannot simply sit back and accept that these platforms just exist and that what is said on them is not the responsibility of the place where they are published.” Yet, 2020 research found YouTube radicalized viewers by steering them to videos espousing increasingly extremist ideologies.

b.	Murder Videos: In February 2020, Georgetown Law’s Civil Rights Clinic and gun safety advocate Andy Parker filed a complaint with the Federal Trade Commission (FTC) which argues that by “failing to remove murder videos from its website and adhere to its own Terms of Service, YouTube is actively engaged in consumer deception under the FTC Act.” The complaint is a first-of-its-kind challenge to YouTube’s circulation of murder videos and conspiracy theories meant to harass those affected by acts of violence.

c.	War Crimes: In 2020, in a piece titled “Video Unavailable” Social Media Platforms Remove Evidence of War Crimes”, Human Rights Watch discusses its efforts in writing to Google (as well as to Facebook and Twitter) to raise concerns and ask questions about the fact that in their efforts to remove harmful content from their platforms, these companies have failed to preserve, archive or otherwise document harmful content that is necessary to hold perpetrators accountable for war crimes and to ensure that the information is made available to international criminal investigators, journalists and independent civil society organizations. HRW stated that “Facebook and Google, two of the three companies contacted for this report, did not respond to Human Rights Watch queries as to whether they had created any mechanism to allow the media or civil society organizations to request content that has been removed.”

4.	Civil Rights Violations in Search: Alphabet has extraordinary impact on human and civil rights, controlling an estimated 90 percent of the search market. It is now facing alleged civil rights violations within its search business.

a.	Reverse Search Warrants: An unsealed court document revealed Google is enabling reverse search warrants to disclose everyone who searched a keyword rather than information on known suspects, a practice under challenge for violating civil rights. In October 2020, recently unsealed court documents showed that investigators can ask Google to disclose to them everyone who searched a particular keyword during a time period, known as a “keyword warrant.” Google did not disclose how many keyword warrants it had received in the past year, but CNET reported that “Reverse search warrants like geofence warrants are being challenged across the US for violating civil rights. Lawmakers in New York have proposed legislation to make these searches illegal, while in Illinois, a federal judge found that the practice violated the Fourth Amendment.”

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5.	Privacy Violations:

a.	Children’s Rights: In 2019, Google was fined a record 170 million dollars by the Federal Trade Commission and New York Attorney General Letitia James over YouTube’s violation of children’s privacy. In 2020, YouTube was sued for $3 billion on behalf of millions of children in the U.K. over alleged violations of U.K. and European privacy and data laws meant to protect children’s rights. The lawsuit claims that YouTube has “systematically broken these laws by harvesting children’s data without obtaining prior parental consent.”

6.	Censorship: Media reports suggest that Alphabet’s efforts to instill human rights oversight within the company, including at the senior management level, have been fraught, further indicating the need for effective oversight of these issues at the highest levels:

a.	Chinese Censorship: In January 2020, a former human rights executive at Google, Ross LaJeunesse, told reporters that he had been “re-orged out of a job” after advocating for human rights, as the company accelerated its plans for a censored Chinese search engine, Dragonfly, a project that drew widespread criticism from employees and which was also the subject of questioning by members of Congress.

b.	Retaliation to Internal Dissent: Many Google employees who have spoken up about racial justice, gender justice, and human rights concerns within the Company have also reported retaliation, drawing significant reputation risk, attention from members of Congress, shareholder lawsuits, and investigations by the National Labor Relations Board. Most recently, Google faced tremendous scrutiny over firing Dr. Timnit Gebru and Dr. Margaret Mitchell who had been leaders of the AI Ethics team and who had advocated for the company to better prioritize racial justice, gender justice and human rights concerns in the workplace and within the Company’s AI products and services.

c.	Government Requests for Data: The Company may be failing to account for the human rights impacts of its compliance with government requests to Alphabet, including the impact on freedom of expression. As one example, in 2020 The Verge reported that YouTube automatically deleted for at least six months comments with certain Chinese-language phrases associated with criticism of the Community Party of China. A YouTube spokesperson cited this as an error.

7.	Lack of Confidence in Alphabet’s Future Leadership on Civil and Human Rights:

Amnesty International concluded Google’s “surveillance-based business model is incompatible with the right to privacy and poses a serious threat to a range of other human rights.” A report titled Surveillance Giants: How the Business Model of Google and Facebook Threatens Human Rights questions whether Alphabet’s efforts to respect human rights would even be possible without changes to the business model, while also suggesting that both companies’ existing rights-respecting efforts through the Global Network Initiative may not be enough, stating:

“In line with international human rights standards, Google and Facebook should be carrying out due diligence to identify and address the potential and actual impacts of their business model on specific human rights... However, the fact that the harvesting, analysis and monetisation of data is so core to their business model...means that the companies should also be assessing whether their surveillance-based business model can ever be compatible with their responsibility to respect human rights. Google and Facebook have both made a longstanding commitment to the rights to privacy and freedom of expression through participation in the Global Network Initiative (GNI).  However, the scope of the GNI means it does not address risks to other rights beyond freedom of expression and privacy…”

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Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. To say that Alphabet has adequately addressed human and civil rights is an overstatement.  Rightly, the company is scrambling to build some internal scaffolding to address the racism, sexism, hate, and violence perpetuated on its platforms.  But Alphabet continues to ignore the root cause—a business model that is fueled by click bait and user profiling.  It is the board’s responsibility to steward business strategy and address this root cause issue.  Please contact Natasha Lamb at natasha@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 7 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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